EXHIBIT 12

WASTE MANAGEMENT, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratios)
(Unaudited)

	Six Months Ended
	June 30,

	2003	2002

Income before income taxes, cumulative effect of changes in accounting principles and minority interests	$460	$574

Fixed charges deducted from income:
Interest expense	219	234
Implicit interest in rents	34	29

	253	263

Earnings available for fixed charges	$713	$837

Interest expense	$219	$234
Capitalized interest	10	9
Implicit interest in rents	34	29

Total fixed charges	$263	$272

Ratio of earnings to fixed charges	2.7	3.1